GRIFFON CORPORATION

712 Fifth Avenue, 18th Floor

New York, New York 10019

August 13, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Griffon Corporation

Application for Withdrawal on Form RW

For Registration Statement on Form S-4 (Registration No. 333-203783)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Griffon Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-4 (File No. 333-203783), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on May 1, 2015, which became effective on May 13, 2015.

The Company has determined to withdraw the Registration Statement based upon its further evaluation of the need for this Registration Statement, which it has determined is consistent with the public interest and the protection of investors. The Company confirms that no securities were sold or exchanged pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Seth L. Kaplan, Senior Vice President, General Counsel and Secretary at the above-mentioned address, facsimile number 212-957-5040, with a copy to Martin Nussbaum and Richard Goldberg, Dechert LLP, 1095 Avenue of the Americas, New York, New York, 10036, facsimile number 212-698-3599.

If you have any questions with respect to this matter, please contact Martin Nussbaum of Dechert LLP at 212-698-3596 or martin.nussbaum@dechert.com or Richard Goldberg of Dechert LLP at 212 649-8740 or richard.goldberg@dechert.com.

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Very truly yours,

GRIFFON CORPORATION

/s/ Seth L. Kaplan
By: Seth L. Kaplan
Title: Senior Vice President, General Counsel and Secretary